United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale announces pricing of cash tender offers for notes due 2039 and 2036

Rio de Janeiro, June 22, 2023 – Vale S.A. (“Vale”) and Vale Overseas Limited (“Vale Overseas” and, together with Vale, the “Offerors”), further to the press releases issued on June 7 and 22, 2023, announce the Total Consideration (as defined below) payable in connection with the previously announced offers to purchase for cash (the “Waterfall Offers”) of the Waterfall Notes (as defined in the Offer to Purchase) validly tendered and accepted for purchase.

Issuer	Title of Security	CUSIP / ISIN Nos	Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page (1)	Fixed Spread(2)	Repurchase Yield(3)	Total Consideration (4)(5)
Vale Overseas	6.875% Guaranteed Notes due 2039	91911TAK9 / US91911TAK97	US$1,247,178,000	1	3.875% due May 15, 2043	FIT1	+235 bps	6.413%	US$1,046.33
Vale Overseas	6.875% Guaranteed Notes due 2036	91911TAH6 / US91911TAH68	US$1,458,748,000	2	3.375% due May 15, 2033	FIT1	+257 bps	6.363%	US$1,045.65

(1)	The applicable page on Bloomberg from which the dealer managers quoted the bid-side price of the Reference U.S. Treasury Security.
(2)	Inclusive of Waterfall Early Tender Payment (as defined below).
(3)	The “Repurchase Yield” is equal to the Reference Yield (as defined in the Offer to Purchase) plus the Fixed Spread.
(4)	Per US$1,000 principal amount.
(5)	The Total Consideration for Waterfall Notes validly tendered prior to or at the Waterfall Early Tender Date (as defined below) and accepted for purchase is inclusive of the Waterfall Early Tender Payment (as defined below) and calculated using the applicable Fixed Spread for the applicable series of Waterfall Notes to the yield of the Reference U.S. Treasury Security for that series as of 11:00 a.m., New York City time, on June 22, 2023. All holders of Waterfall Notes accepted for purchase will also receive accrued and unpaid interest on Waterfall Notes validly tendered and accepted for purchase from and including the applicable last interest payment date up to, but not including, the applicable settlement date.

The Waterfall Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated June 7, 2023 (the “Offer to Purchase”).

Holders that validly tendered and did not validly withdraw Waterfall Notes in the Waterfall Offers at or prior to 5:00 p.m., New York City time, on June 21, 2023 (the “Waterfall Early Tender Date”), and whose Waterfall Notes have been accepted for purchase will be entitled to receive the total consideration as set forth in the table above per US$1,000 principal amount of Waterfall Notes tendered and accepted for purchase (the “Total Consideration”), which includes an early tender payment of US$50.00 per US$1,000 principal amount of Waterfall Notes accepted for purchase (the “Waterfall Early Tender Payment”). In addition, holders whose Waterfall Notes are accepted for purchase pursuant to the Waterfall Offers will also receive accrued and unpaid interest (“Accrued Interest”) on their accepted Waterfall Notes from the last interest payment date to, but not including, the Waterfall Early Settlement Date (as defined below).

The applicable Total Consideration payable per US$1,000 principal amount of Waterfall Notes tendered and accepted for purchase pursuant to the Waterfall Offers was determined by the dealer managers in the manner described in the Offer to Purchase by reference to the applicable fixed spread for each series of Waterfall Notes (as set forth in the table above) plus the applicable yield-to-maturity based on the bid-side price of the applicable Reference U.S. Treasury Security for that series of Waterfall Notes (as set forth in the table above) as of 11:00 a.m., New York City time, on June 22, 2023.

Payment of the applicable Total Consideration and Accrued Interest for the Waterfall Notes validly tendered and accepted for purchase is expected to be made, subject to the terms and conditions of the Offer to Purchase, on June 23, 2023 (the “Waterfall Early Settlement Date”). The Waterfall Offers will expire at 5:00 p.m., New York City time, on July 7, 2023.

As previously announced, because the aggregate principal amount of the Waterfall Notes tendered pursuant to the Waterfall Offers at the Waterfall Early Tender Date reached the Maximum Principal Amount (as defined in the Offer to Purchase), the Offerors have accepted for purchase (a) US$101,019,000 principal amount of 2039 Notes, (b) US$123,882,000 principal amount of 2036 Notes, (c) none of the 2034 Notes and (d) none of the 2042 Notes, and no Waterfall Notes tendered after the Waterfall Early Tender Date will be accepted for purchase. Any tendered Waterfall Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

The Offerors have retained BMO Capital Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and Scotia Capital (USA) Inc. to serve as dealer managers (“Dealer Managers”) and D.F. King & Co., Inc. to serve as tender and information agent for the Waterfall Offers (“D.F. King”). The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Waterfall Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (800) 591-8263 (US toll free) or in writing at vale@dfking.com. Questions about the Waterfall Offers may be directed to BMO Capital Markets Corp. by telephone at +1 (212) 702-1840 (collect) or +1 (833) 418-0762 (US toll free), Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (collect) or +1 (800) 558-3745 (US toll free), J.P. Morgan Securities LLC by telephone at +1 (212) 834-4045 (collect) or +1 (866) 834-4666 (US toll free) and Scotia Capital (USA) Inc. by telephone at +1 (212) 225-5559 (collect) or +1 (833) 498-1660 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Waterfall Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Waterfall Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Waterfall Offers to be made by a licensed broker or dealer, the Waterfall Offers will be made by the Dealer Managers on behalf of the Offerors. None of the Offerors, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Waterfall Offers. None of the Offerors, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Waterfall Offers other than the information and representations contained in the Offer to Purchase.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) economic, political and social issues in the countries in which we operate, (b) the global economy, (c) commodity prices, (d) financial and capital markets, (e) the mining and metals businesses, which are cyclical in nature, and their dependence upon global industrial production, which is also cyclical, (f) regulation and taxation, (g) operational incidents or accidents, and (h) the high degree of global competition in the markets in which we operate. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 22, 2023		Head of Investor Relations